EXHIBIT 01.1


                            EMBARGOED UNTIL 8.30 A.M.

                                 20 JANUARY 2003

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE IT WOULD BE UNLAWFUL TO DO SO

--------------------------------------------------------------------------------

                             HERTAL ACQUISITIONS PLC

                     RECOMMENDED PRE-CONDITIONAL CASH OFFER

                                       FOR

                               RIVERDEEP GROUP PLC

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SUMMARY

The board of directors of Hertal and the Independent Directors announce that they have reached agreement on the terms of a recommended pre-conditional cash offer with a Partial Share Alternative to be made by Goodbody Corporate Finance and J.P. Morgan plc on behalf of Hertal (outside the United States) and by Hertal (in the United States) for the entire issued and to be issued share capital of Riverdeep (other than those Riverdeep Shares beneficially owned by Hertal on the date of despatch of the Offer Document). The making of the Offer is conditional upon satisfaction of the Pre-conditions set out in Appendix 1 to this announcement and will be subject to the conditions set out in Appendix II to this announcement and to be set out in the Offer Document and Acceptance Documents. Hertal is a company controlled by Barry O'Callaghan and Patrick McDonagh. Barry O'Callaghan is the Executive Chairman and Chief Executive Officer of Riverdeep. Patrick McDonagh is a non-executive director of Riverdeep.

Subject to the satisfaction of the Pre-conditions, the Offer, which will be subject to the conditions set out in Appendix II to this announcement and to be set out in the Offer Document and in the Acceptance Documents, will be made on the following basis:

     For each Riverdeep Share:     US$1.51 in cash

Each Riverdeep ADS represents six (6) Riverdeep Shares and consequently the holders of Riverdeep ADSs will be entitled to receive cash consideration under the Offer on the following basis:

     For each Riverdeep ADS:       US$9.06 in cash

The Offer values the entire issued and to be issued share capital (including outstanding consideration shares to be issued before the first closing date of the Offer) of Riverdeep at approximately US$376.3 million ((euro)353.1 million).

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

Based on a closing US$/(euro) exchange rate of 0.9383 on 17 January 2003, being the last Business Day prior to this announcement, the Offer values each Riverdeep Share at (euro)1.42. This represents:

     a premium of approximately 89 per cent. over (euro)0.75, being the Closing Price of a Riverdeep Share on 8 November 2002, the last Business Day prior to the announcement by Riverdeep of the initial approach by Barry O'Callaghan to Riverdeep;

     a premium of approximately 31 per cent. over (euro)1.08, being the average Closing Price of a Riverdeep Share in the month prior to 8 November 2002, the last Business Day prior to the announcement by Riverdeep of the initial approach by Barry O'Callaghan to Riverdeep; and

     a premium of approximately 24 per cent. over (euro)1.15, being the closing price of a Riverdeep Share on 17 January 2003, the last Business Day prior to this announcement.

The Partial Share Alternative will be made available to Riverdeep Shareholders and holders of Riverdeep ADSs who validly accept the Offer and elect to receive Hertal Shares in respect of all or any part of their holdings of Riverdeep Shares and/or Riverdeep ADSs, on the following basis:

     For each Riverdeep Share:     1 Hertal Share

     For each Riverdeep ADS:       6 Hertal Shares

provided however, that this shall be subject to scaling down in the event, and to the extent, that Riverdeep Shareholders and holders of Riverdeep ADSs elect to receive in aggregate more than 21,500,000 Hertal Shares.

In the event that an announcement is made of a Third Party Offer which is recommended by the directors of Riverdeep pursuant to which Riverdeep Shareholders are entitled to receive at least US$1.67 in cash for each Riverdeep Share held by them (a "Competing Offer") and an announcement pursuant to Rule
2.5 of the Irish Takeover Rules, setting out the terms and conditions of the Competing Offer, is made by the earlier of 31 days following the date of this announcement (such 31 day period to exclude the date of this announcement) and 21 days following the date of the despatch of the Offer Document (such 21 day period to exclude the date of despatch of the Offer Document), each of Barry O'Callaghan and Patrick McDonagh have irrevocably and unconditionally agreed with Riverdeep to accept (and procure that Hertal will accept) the Competing Offer in respect of all Riverdeep Shares held by each of them and it (and beneficially owned by each of them and it respectively) being 60,940,373 Riverdeep Shares.

The Independent Directors have concluded that the share price is vulnerable in the absence of any offer being made and, having been so advised by Credit Suisse First Boston and Davy Corporate Finance, consider that the terms of the Cash Offer are fair and reasonable and should therefore be put to Riverdeep Shareholders and holders of Riverdeep ADSs. Accordingly, the Independent
Directors intend unanimously to recommend that Riverdeep Shareholders and holders of Riverdeep ADSs accept the Cash Offer, in the absence of a higher recommended cash offer being received by the earlier of 31 days following the date of this announcement (such 31 day period to exclude the date of this announcement) and 21 days following the date of despatch of the Offer Document (such 21 day period to exclude the date of despatch of the Offer Document). In providing their advice to the Independent Directors, each of Credit Suisse First Boston and Davy Corporate Finance has taken into account the commercial assessments of the Independent Directors.

The Independent Directors will be making no recommendation in respect of the Partial Share Alternative.

The Independent Directors intend also unanimously to recommend that all Independent Riverdeep Shareholders vote in favour of the resolutions to be proposed at the EGM (see paragraph 15).

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The Offer is final,  save that Hertal  reserves  the right to increase the Offer
(on one or more occasions) up to an amount not exceeding US$1.66 in cash (or its aggregate equivalent in value) for each Riverdeep Share.

This summary should be read in conjunction with the full text of the following announcement.

Enquiries:

        Hertal Acquisitions plc                     Telephone: +353 1 241 6555
        Barry O'Callaghan

        Goodbody Corporate Finance                  Telephone: +353 1 667 0420
        Brian O'Kelly
        Finbarr Griffin

        JPMorgan                                    Telephone: +44 207 742 4000
        Henry Lloyd
        Eamon Brabazon

        WHPR                                        Telephone: +353 1 669 0030
        Mary Finan

        Riverdeep Group plc                         Telephone: +353 1 679 6363
        Paul D'Alton
        David Mulville

        Davy Corporate Finance                      Telephone: +353 1 679 6363
        Hugh McCutcheon
        Des Carville

        Credit Suisse First Boston                  Telephone: +44 207 888 8888
        Mark Seligman
        Alexander Hofmann

        Murray Consultants                          Telephone: +353 1 498 0300
        Jim Milton
        Tom Byrne

Goodbody Corporate Finance, which is regulated by the Central Bank of Ireland, is acting exclusively for Hertal and no one else in connection with the Offer and will not be responsible to anyone other than Hertal for providing the protections afforded to clients of Goodbody Corporate Finance nor for providing advice in relation to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

JPMorgan, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Hertal as financial adviser (within the meaning of the Rules of the Financial Services Authority) and for no one else in connection with the Offer or any other matter described herein and will not be responsible to anyone other than Hertal for providing the protections afforded to clients of JPMorgan or for providing advice in relation to the Offer, or any matter described herein.

Davy Corporate Finance, which is regulated by the Central Bank of Ireland, is acting exclusively for Riverdeep and no one else in connection with the Offer and will not be responsible to anyone other than Riverdeep for providing the protections afforded to clients of Davy Corporate Finance nor for

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

providing advice in relation to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

Credit Suisse First Boston, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Riverdeep and no one else in connection with the Offer and will not be responsible to anyone other than Riverdeep for providing the protections afforded to clients of Credit Suisse First Boston, or for providing advice in relation to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

This announcement has been approved by JPMorgan for the purposes of section 21 of the Financial Services and Markets Act 2000 of the United Kingdom.

The availability of the Offer to persons outside Ireland may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about and observe any applicable requirements. Unless otherwise determined by Hertal, the Offer will not be made, directly or indirectly, in, into or from or by use of the mails of or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of inter-state or foreign commerce of or any facilities of a national securities exchange of Australia, Canada, Japan or any jurisdiction where it would be unlawful to do so. Accordingly, copies of this announcement and any related offering documents are not being, and must not be, mailed or otherwise distributed or sent in, into or from Australia, Canada, Japan or any jurisdiction where it would be unlawful to do so and doing so may invalidate any purported acceptance of the Offer.

Riverdeep Shareholders and holders of Riverdeep ADSs who are resident in the United States should note that as Riverdeep is an Irish incorporated company, the Offer is proposed to be made, for US purposes, for the securities of a foreign company. The Offer will be subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements to be included in the Offer Document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. If you chose to accept the Offer, it may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment. You should be aware that the Offeror may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

The full text of the conditions set out in Appendix II form part of this announcement.

The directors of Hertal, acting in their capacity as such and the directors of Alchemy Partners (Guernsey) accept responsibility for the information contained in this announcement, save for that relating to Riverdeep, the Riverdeep Group, the directors of Riverdeep and members of their respective immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Hertal and the directors of Alchemy Partners (Guernsey) (all of whom have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Riverdeep, acting in their capacity as such, accept responsibility for the information contained in this announcement relating to Riverdeep, the Riverdeep Group, the directors of Riverdeep (solely in their capacity as such) and members of their respective immediate families, related trusts and persons connected with them, except for the recommendations and related opinions of the Independent Directors. The Independent Directors accept responsibility for the recommendations and related opinions of the Independent Directors contained in this announcement. To the best of the knowledge and belief of the directors of Riverdeep and the Independent Directors (who have taken all reasonable

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

care to ensure that such is the case), the information contained in this announcement for which they respectively accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Barry O'Callaghan and Patrick McDonagh accept responsibility for the information contained in this announcement, except for the recommendations and related opinions of the Independent Directors. To the best of the knowledge and belief of Barry O'Callaghan and Patrick McDonagh (each of whom has taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Riverdeep had a secondary listing on the Irish Stock Exchange until close of business on 3 October 2002. For this reason, Riverdeep was not subject to the same regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange including the requirement that certain transactions require the approval of shareholders. With effect from close of business on 3 October 2002, the Company has had a primary listing on the Irish Stock Exchange. For further information, Riverdeep Shareholders and holders of Riverdeep ADSs should consult their own financial adviser.

This announcement does not constitute an invitation to subscribe for, or an offer to purchase, any securities.

This announcement is made pursuant to Rule 2.5 of the Irish Takeover Rules.

Any person who is the holder of 1 per cent. or more of any class of shares in Riverdeep or Hertal may be required to make disclosures pursuant to Rule 8.3 of the Irish Takeover Rules.

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

                                 20 JANUARY 2003

NOT FOR RELEASE,  PUBLICATION  OR  DISTRIBUTION  IN WHOLE OR IN PART IN, INTO OR
FROM AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE IT WOULD BE UNLAWFUL TO DO SO

--------------------------------------------------------------------------------

                             HERTAL ACQUISITIONS PLC

                     RECOMMENDED PRE-CONDITIONAL CASH OFFER

                                       FOR

                               RIVERDEEP GROUP PLC

--------------------------------------------------------------------------------

1.        INTRODUCTION

1.1 The board of directors of Hertal and the Independent Directors announce that they have reached greement on the terms of a recommended pre-conditional cash offer with a Partial Share Alternative to be made by Goodbody Corporate Finance and J.P. Morgan plc on behalf of Hertal (outside the United States) and by Hertal (in the United States) for the entire issued and to be issued share capital of Riverdeep (other than those Riverdeep Shares beneficially owned by Hertal on the date of despatch of the Offer Document). The making of the Offer is conditional upon satisfaction of the Pre-conditions set out in Appendix I to this announcement and will be subject to the conditions and certain further terms set out in Appendix II to this announcement and to be set out in the Offer Document and Acceptance Documents. Hertal is a company controlled by Barry O'Callaghan and Patrick McDonagh. Barry O'Callaghan is the Executive Chairman and Chief Executive Officer of Riverdeep. Patrick McDonagh is a non-executive director of Riverdeep.

1.2 The Offer Document containing the Offer and the Acceptance Documents will be despatched as soon as practicable after the satisfaction of the Pre-conditions to Riverdeep Shareholders and holders of Riverdeep ADSs and, for information only, to holders of options under the Riverdeep Share Option Scheme.

2.        TERMS OF THE OFFER

2.1 Subject to satisfaction of the Pre-conditions, the Offer, which will be subject to the conditions and certain further terms set out in Appendix II to this announcement and to be set out in the Offer Document and in the Acceptance Documents, will be made on the following basis:

          For each Riverdeep Share:     US$1.51 in cash

2.2       Each   Riverdeep  ADS   represents   six  (6)  Riverdeep   Shares  and
          consequently the holders of Riverdeep ADSs will be entitled to receive cash consideration under the Offer on the following basis:

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

          For each Riverdeep ADS        US$9.06 in cash

2.3 The Offer values the entire issued and to be issued share capital (including outstanding consideration shares to be issued before the first closing date of the Offer) of Riverdeep at approximately US$376.3 million ((euro)353.1 million).

2.4 Based on a closing US$/(euro) exchange rate of 0.9383 on 17 January 2003, being the last Business Day prior to the date of this announcement, the Offer values each Riverdeep Share at (euro)1.42. This represents: o a premium of approximately 89 per cent. over
          (euro)0.75, being the Closing Price of a Riverdeep

          o Share on 8 November 2002, the last Business Day prior to the announcement by Riverdeep of the initial approach by Barry O'Callaghan to Riverdeep;
          o a premium of approximately 31 per cent. over (euro)1.08, being the average Closing Price of a Riverdeep Share in the month prior to 8 November 2002, the last Business Day prior to the announcement by Riverdeep of the initial approach by Barry O'Callaghan to Riverdeep; and
          o a premium of approximately 24 per cent. over (euro)1.15, being the closing price of a Riverdeep Share on 17 January 2003, the last Business Day prior to this announcement.

2.5 While Riverdeep shares are quoted and traded in Euro, the principal currency of Riverdeep's operations is US Dollars. The funding for Hertal's Offer has principally been raised in US Dollars. Accordingly the Offer is being made in US Dollars. Riverdeep Shareholders or holders of Riverdeep ADSs will be able to elect to receive their cash consideration pursuant to the Offer either in US Dollars or Euro. The Euro amount payable will be determined based on the prevailing US$/(euro) exchange rate on the day the Offer becomes or is declared wholly unconditional.

2.6 The Offer will extend to all Riverdeep Shares unconditionally allotted or issued on the date of despatch of the Offer Document (other than Riverdeep Shares beneficially owned by Hertal on the date of despatch of the Offer Document), together with any further Riverdeep Shares which are unconditionally allotted or issued (including pursuant to the exercise of options under the Riverdeep Share Option Scheme) while the Offer remains open for acceptance or until such earlier date as, subject to the Irish Takeover Rules, the Offeror may decide in accordance with the terms and conditions of the Offer.

2.7 The Riverdeep Shares and Riverdeep ADSs are to be acquired fully paid or credited as fully paid and free from all liens, charges and encumbrances, rights of pre-emption and any other third party rights or interests, of any nature whatsoever and together with all rights now or hereafter attaching thereto.

2.8 The Offer is final, save that Hertal reserves the right to increase the Offer (on one or more occasions) up to an amount not exceeding US$1.66 in cash (or its aggregate equivalent in value) for each Riverdeep Share.

3.        UNDERTAKING TO ACCEPT A HIGHER OFFER

3.1 Each of Barry O'Callaghan and Patrick McDonagh have irrevocably and unconditionally agreed with Riverdeep to accept (and procure that Hertal will accept) any Third Party Offer which is a Competing Offer in respect of all Riverdeep Shares held by each of them and it (and beneficially owned by them and it) respectively (being 60,940,373 Riverdeep Shares) (the "Management Undertaking"). For the purposes of the Management Undertaking, a Competing Offer is one which:-

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3.1.1     is recommended by the directors of Riverdeep; and

3.1.2 would entitle Riverdeep Shareholders to receive at least US$1.67 in cash per Riverdeep Share; and

3.1.3 has been set out in an announcement pursuant to Rule 2.5 of the Irish Takeover Rules setting out the terms and conditions of the Competing Offer made by the earlier of 31 days following the date of this Announcement (such 31 day period to exclude the date of this Announcement) and 21 days following the date of the despatch of the Offer Document (such 21 day period to exclude the date of despatch of the Offer Document) ("Management Undertaking Period").

4.        THE PARTIAL SHARE ALTERNATIVE

4.1 The Partial Share Alternative will be made available to Riverdeep Shareholders and holders of Riverdeep ADSs who validly accept the Offer and elect to receive Hertal Shares in respect of all or any part of their holdings of Riverdeep Shares and/or Riverdeep ADSs, on the following basis

          For each Riverdeep Share:  1 Hertal Share

          For each Riverdeep ADS:    6 Hertal Shares

          but subject to any scaling down, as set out below.

4.2 The Hertal Shares issued pursuant to the Partial Share Alternative will be of the same class as the Hertal Shares which are to be issued pursuant to the Acquisition Agreement to Barry O'Callaghan and Patrick McDonagh. When taken in aggregate Barry O'Callaghan and Patrick McDonagh are exchanging Riverdeep Shares for Hertal Shares pursuant to the Acquisition Agreement in the same ratio as Hertal Shares are to be issued for Riverdeep Shares under the Partial Share Alternative.

4.3 Under the Partial Share Alternative a total of 21,500,000 Hertal Shares will be reserved for issue to Riverdeep Shareholders and holders of Riverdeep ADSs. To the extent that elections for the Partial Share Alternative are received in excess of this amount, they will be scaled down as nearly as practicable pro rata to all valid elections received. Assuming all Riverdeep Shareholders elected to receive the Partial Share Alternative in respect of their entire holding of Riverdeep Shares, Riverdeep Shareholders would be entitled to receive the Partial Share Alternative in respect of approximately
          11.4 per cent. of their Riverdeep Shares. In the event that the Partial Share Alternative is fully subscribed, Hertal Shares held by Riverdeep Shareholders who elected for the Partial Share Alternative will represent approximately 17.5 per cent. of the issued share capital of Hertal and approximately 15.0 per cent. of the fully diluted share capital of Hertal.

4.4 In the event of elections having to be scaled down, those Riverdeep Shareholders and holders of Riverdeep ADSs who have validly elected to receive Hertal Shares will instead receive additional cash consideration in lieu of the Hertal Shares they would have received had such elections not been scaled down.

4.5 The attention of Riverdeep Shareholders and holders of Riverdeep ADSs who may consider electing for the Partial Share Alternative is drawn to certain risk factors and other investment considerations relevant to such an election. These include the following:

4.5.1 Hertal is an unlisted company which currently has and is expected to have no market in its shares and, consequently, Hertal Shares may be difficult to sell;

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

4.5.2 Hertal has no plans to seek a public quotation of Hertal Shares on any recognised investment exchange or other market following the Offer;

4.5.3 Hertal will not be subject to the disclosure, corporate governance and shareholder protection requirements of the Irish Stock Exchange;

4.5.4 Hertal's ownership arrangements reflect the fact that it is a private equity investment and affords substantial rights to Barry O'Callaghan, Patrick McDonagh, Alchemy Partners (Guernsey) and MSD Capital. The rights of other shareholders are consequently restricted;

4.5.5     Hertal will have a high initial level of debt funding; and

4.5.6     Hertal currently has no intention to pay dividends.

4.6 The Independent Directors will be making no recommendation in respect of the Partial Share Alternative.

4.7 It is intended that Hertal Shares available for subscription pursuant to the Partial Share Alternative that are not subscribed for, will, pursuant to the terms of the Underwriting Agreement, be subscribed for by Patrick McDonagh.

5.        PRE-CONDITIONS

5.1 The making of the Offer is subject to the waiver or the satisfaction of the Pre-conditions requiring:

5.1.1 that Patrick McDonagh, Barry O'Callaghan and Lifetime Learning Limited (a trustee of a trust of which Patrick McDonagh is the beneficiary) enter into the Acquisition Agreements;

5.1.2 that Patrick McDonagh enters into the Underwriting Agreement with Hertal; and

5.1.3 the receipt by Hertal of certain irrevocable undertakings from directors of Riverdeep.

5.2 The full terms of the Pre-conditions are set out in Appendix I to this announcement.

6.        BACKGROUND TO AND REASONS FOR THE OFFER AND RECOMMENDATION

6.1 In the months prior to the announcement by Riverdeep of the initial approach by Barry O'Callaghan to Riverdeep regarding a potential management buyout, Riverdeep's share price performance had been very disappointing to the directors of Riverdeep. In part this disappointing performance can be explained by a deterioration in equity markets in general and technology stock prices in particular. These factors do not, however, account for the full extent of the deterioration in Riverdeep's share price. The Independent Directors believe that Riverdeep's share price has been affected by a very substantial degree of short selling of the Company's shares. If no offer were to be made for the Company, the directors of Riverdeep believe there is a risk of a significant fall in the share price from (euro)1.15 being the Closing Price of a Riverdeep Share on 17 January 2003, being the last Business Day prior to the date of this announcement, which could lead to significant write-downs in intangible asset carrying values.

6.2 In light of the ongoing deterioration in the Company's share price, during September and October 2002 the board of directors of Riverdeep investigated a number of alternative strategies for realising value for Riverdeep Shareholders and holders of Riverdeep ADSs. On 7 November 2002 the Company announced its unaudited results for the quarter ended 30 September 2002, following which the share price fell a further 23 per cent., closing at (euro)0.85.

6.3 On 11 November 2002, the Independent Directors announced that they had received an approach from Barry O'Callaghan where he expressed his interest in investigating a potential management buy-out of Riverdeep. The Independent Directors granted him permission to investigate a potential management buy-out on a non-exclusive basis at his own expense. On 13 November 2002, it was announced that Patrick McDonagh, the beneficial owner of approximately 20.7% of the Company's issued share capital, had joined Barry O'Callaghan in preparing the management buy-out proposal.

6.4 The Independent Directors have made concerted efforts to seek, in these circumstances, the best outcome for Riverdeep Shareholders. Following the approach by Barry O'Callaghan, an independent committee of the Independent Directors was established to consider the approach, and it has met frequently throughout the process. On 23 December 2002, Paul D'Alton was appointed to further strengthen the board and the independent committee and on 7 January 2003, he was appointed as the chairman of the independent committee.

6.5 On behalf of the Independent Directors, Credit Suisse First Boston and Davy Corporate Finance have conducted an extensive process of contacting over 50 other potential offerors for Riverdeep, including companies in the software and education spaces and private equity providers. No other proposals have been received as at the date of this announcement. It is still possible that a proposal may emerge since each of Barry O'Callaghan and Patrick McDonagh have irrevocably and unconditionally agreed with Riverdeep to accept (and procure that Hertal will accept) any Competing Offer of at least US$1.67 in cash per Riverdeep Share in respect of all Riverdeep Shares held by each of them and it respectively, further details of which agreement are set out in paragraph 3.1 above.

6.6 Under the terms of the Non-Solicitation and Expenses Reimbursement Agreement, described below in paragraph 18, Riverdeep has undertaken from today not to directly solicit or initiate any approach to any further parties regarding a potential competing offer for the Company. However Riverdeep and its advisers remain free to continue engaging with those parties which have already been contacted pursuant to the process outlined above and to respond to any enquiries received from third parties not previously contacted.

6.7 The Independent Directors have concluded that the share price is vulnerable in the absence of any offer being made and, having been so advised by Credit Suisse First Boston and Davy Corporate Finance, consider that the terms of the Cash Offer are fair and reasonable and should therefore be put to Riverdeep Shareholders and holders of Riverdeep ADSs. Accordingly, the Independent
Directors intend unanimously to recommend that Riverdeep Shareholders and holders of Riverdeep ADSs accept the Cash Offer, in the absence of a higher recommended cash offer being received during the Management Undertaking Period. In providing their advice to the Independent Directors, each of Credit Suisse First Boston and Davy Corporate Finance has taken into account the commercial assessments of the Independent Directors.

6.8 The Independent Directors will not be making any recommendation in respect of the Partial Share Alternative.

6.9 Thomas W. Keaveney, the only Independent Director who holds Riverdeep Shares, intends to provide an irrevocable undertaking to accept the Offer in respect of his entire beneficial holding of 133,330 Riverdeep Shares. Gail E. Pierson, the only Independent Director who holds Riverdeep Share Options intends to provide an irrevocable undertaking to accept the Offer in respect of any Riverdeep Shares acquired by her on exercise of such Riverdeep Share Options. Gail E. Pierson holds Riverdeep Share Options in respect of 2,350,000 Riverdeep Shares. These undertakings will lapse in the event the Independent Directors adversely modify or withdraw their recommendation.

7.        INFORMATION ON RIVERDEEP

7.1 The Riverdeep Group is a market leading, branded educational publisher, focused on the consumer and school education markets in the US. It publishes an extensive catalogue of digital educational brands that can be used by teachers, families and students of all ages across multiple educational platforms. The Group has developed its own products in-house and, in addition, has acquired seven businesses since 1999, including the August 2002 acquisition of Broderbund LLC for US$57.2 million. The Broderbund acquisition increased the Group's presence in the US consumer market and diversified the Group's sectoral focus.

7.2 In October 2002, Riverdeep de-listed from Nasdaq and now has its primary listing on the Irish Stock Exchange.

7.3 For the year ended 30 June 2002, Riverdeep reported turnover of US$169.3 million and an adjusted net income of US$24.9 million.

7.4 On 7 November 2002 Riverdeep issued its unaudited results for the quarter ended 30 September 2002. Revenue for the quarter increased 92 per cent. to $56.7 million as compared to $29.6 million in the prior year quarter. On a sequential basis, revenue increased 9 per cent. from $51.9 million in the fourth quarter of fiscal 2002. Adjusted net income amounted to $11.9 million for the three months ended 30 September 2002, after excluding non-cash charges for stock-based compensation, and amortization of non-current assets along with restructuring charges of $8.2 million. This compared with adjusted net income of $11.1 million in the previous quarter and $3.2 million in the corresponding prior year quarter. The restructuring charge incurred in the first quarter related primarily to severance and facility closing costs associated with the integration of the Broderbund acquisition.

7.5 Revenues for October and November were in line with management expectations, however revenues in the final month of each quarter typically make up a considerable part of total quarterly revenues. The process of preparing the interim results for the six months ended 31 December 2002 is still underway. As a consequence of the enlarged size of the Riverdeep Group following the Broderbund acquisition and the impact of the process leading to this announcement it is expected that the interim results will be announced later than the corresponding quarterly results last year. Accordingly, the interim results are expected to be announced before the end of February. The board of Riverdeep expects to report that revenues for the six months ended 31 December 2002 will be broadly satisfactory.

8.        INFORMATION ON HERTAL

8.1 Hertal was incorporated as a public limited company in Ireland on 20 November 2002. The Directors of Hertal are Niall McFadden and Anthony Mulderry.

8.2 Upon completion of the Offer, the fully diluted equity share capital of Hertal (assuming the Partial Share Alternative is fully subscribed) will be held as follows:

Beneficial Holders                                 % of the fully diluted equity
                                                   share capital
-------------------------------------------------- -----------------------------
Alchemy Partners (Guernsey)                                    22.9%
-------------------------------------------------- -----------------------------
Barry O'Callaghan                                              21.2%
-------------------------------------------------- -----------------------------
Patrick McDonagh                                               21.2%
-------------------------------------------------- -----------------------------
Riverdeep  Shareholders who elect for the Partial              15.0%
Share Alternative
-------------------------------------------------- -----------------------------
Holders under the Hertal Share Option Scheme                   12.5%
-------------------------------------------------- -----------------------------

MSD Capital                                                     5.2%
-------------------------------------------------- -----------------------------
Parties  associated  with  providers of Mezzanine               2.0%
Debt
-------------------------------------------------- -----------------------------
Total                                                         100%

8.3 Hertal has not traded since the date of its incorporation, nor has it entered into any obligations other than in connection with the Offer and the financing of the Offer.

8.4 Each of Barry O'Callaghan, Patrick McDonagh and Lifetime Learning Limited intend to enter into the Acquisition Agreements pursuant to which they will each agree to sell their entire holding of Riverdeep Shares, consisting of 60,940,373 Riverdeep Shares in aggregate, to Hertal in consideration for the issue to them of 60,940,373 Hertal Shares in aggregate, conditional upon the final resolution of the board of directors of Hertal to despatch the Offer Document.

8.5 The Hertal Shareholders Agreement reflects the fact that what is proposed is a private equity investment and affords Barry O'Callaghan, Patrick McDonagh, Alchemy Partners (Guernsey) and MSD Capital substantial rights with respect to Hertal. Riverdeep Shareholders and holders of Riverdeep ADSs who receive Hertal Shares pursuant to their acceptance of the Offer and election to take the Partial Share Alternative will not be parties to the Hertal Shareholders Agreement and will not accordingly have the benefit of such rights.

8.6 A resolution will be passed by the members of Hertal to adopt new articles of association upon the Offer becoming or being declared unconditional in all respects which will incorporate a mechanism with the commercial effect of entitling all shareholders in Hertal (other than Alchemy Partners (Guernsey) and MSD Capital) to receive, in the event of and conditional upon a realisation (as defined in the new articles of association of Hertal) occurring within 5 years of the date of adoption of the new articles of association of Hertal, in aggregate, a sum equal to 15 per cent. of the amount by which the aggregate proceeds received (in specified circumstances) by Alchemy Partners (Guernsey) and MSD Capital in respect of their interests in Hertal exceed 3 times the aggregate amount invested by Alchemy Partners (Guernsey) and MSD Capital. Barry O'Callaghan and Patrick McDonagh will also have the right in certain circumstances, through the new articles of association of Hertal, to require that Alchemy Partners (Guernsey) and MSD Capital sell their shares to an offeror connected or unconnected with Barry O'Callaghan and / or Patrick McDonagh, provided that as a result of such sale Alchemy Partners (Guernsey) and MSD Capital achieve certain specified minimum returns.

8.7 The new articles of association of Hertal will contain further provisions dealing with transfers of shares and pre-emption which may impact on Riverdeep Shareholders and holders of Riverdeep ADSs who receive Hertal Shares pursuant to their acceptance of the Offer and election to take the Partial Share
Alternative. Detailed information in relation to the Hertal Shareholders Agreement and the new articles of association of Hertal will be set out in the Offer Document.

9.        VALUE TRANSFER BETWEEN PATRICK MCDONAGH AND BARRY O'CALLAGHAN

9.1 Patrick McDonagh and Barry O'Callaghan are not entitled to participate in the Hertal Share Option Scheme, details of which are set out in paragraph 14.3. Patrick McDonagh and Barry O'Callaghan have, pursuant to the Acquisition Agreement, agreed in aggregate to reinvest 100 per cent. of their interest in Riverdeep in Hertal on the basis of one Hertal Share for each Riverdeep Share, which is the same ratio as will apply in the case of Riverdeep Shareholders who reinvest their interest in Riverdeep in Hertal under the Partial Share Alternative. Patrick McDonagh and Barry O'Callaghan have also agreed that their aggregate interest in Hertal will be adjusted as between themselves such that their respective shareholdings in Hertal will be held on an equal basis, as set out in paragraph 8.2 above, to reflect their future commitments to the business.

10.       HERTAL'S STRATEGY FOR RIVERDEEP

10.1 Hertal intends to continue the business development of the Riverdeep Group in a manner broadly consistent with the strategy that Riverdeep has historically articulated to the market. This strategy consists of building a world-class electronic educational publishing company through product innovation, increased distribution and improved brand recognition. Hertal believes that Riverdeep's future development is better suited to an unlisted company environment, free from the obligations and costs of maintaining its stock market quotation.

11.       FINANCING

11.1 The Cash Offer will be financed by a combination of loan note and equity subscriptions by Alchemy Partners (Guernsey) and MSD Capital and senior and mezzanine debt financing from Barclays Bank plc and The Royal Bank of Scotland plc. Further details of the financing arrangements will be set out in the Offer Document.

11.2 Subject to satisfaction of the Pre-conditions, Goodbody Corporate Finance and JPMorgan have satisfied themselves that sufficient resources are available to Hertal to satisfy full acceptance of the Offer.

12.       INFORMATION ON ALCHEMY PARTNERS (GUERNSEY) AND MSD CAPITAL

12.1 Alchemy Partners (Guernsey) is a registered Guernsey company which manages the Alchemy Investment Plan and carries out investments based on recommendations put forward by Alchemy Partners. Alchemy Partners (Guernsey) considers all recommendations and is solely responsible for the final decision to invest.

12.2 Investors in the Alchemy Investment Plan include major banking institutions, pension funds and a number of private individuals. The Alchemy Investment Plan comprises a series of over 100 limited partnerships of which 67 are active, in aggregate committed to investing UK(pound)255 million per annum. In addition, it includes investments from the individual members of Alchemy Partners. The Alchemy Investment Plan has invested or committed to invest approximately UK(pound)1,045 million in other investments since 1997.

12.3 No investments made on behalf of the Alchemy Investment Plan prior to the Offer have any known connection with Riverdeep, and none of the directors of Alchemy Partners (Guernsey) has any prior interest in Riverdeep.

12.4 MSD Capital, L.P., a Delaware limited partnership that was established in 1998, is a private investment firm that engages through its investing affiliates (including MSD Capital) in a broad range of activities, including traditional private equity investments and investing in publicly traded securities. No investments made on behalf of MSD Capital, L.P. prior to the Offer have any known connection with Riverdeep and none of the officers of MSD Capital, L.P. has any prior interest in Riverdeep.

13.       BOARD, MANAGEMENT AND EMPLOYEES

13.1 Hertal has given assurances to the Independent Directors that the existing employment rights, including pension rights, of the employees of Riverdeep will be fully safeguarded.

13.2 Upon completion of the Offer, all the directors of Riverdeep other than Barry O'Callaghan and Patrick McDonagh will resign from the board of Riverdeep.

14.       MANAGEMENT ARRANGEMENTS

14.1 There are certain arrangements which have been entered into between the Management Team, senior employees and Hertal set out in paragraphs 14.2 to 14.4 below (the "Management Arrangements").

14.2 Barry O'Callaghan is one of the investors in and Chief Executive Officer - designate of Hertal. Once the Offer becomes or is declared unconditional in all respects, Barry O'Callaghan's existing contract of employment with Silverbank Limited ("Silverbank") (a subsidiary of Riverdeep) will be amended. The terms of his contract of employment, as so amended, will not be materially more favourable than his existing terms of employment with Silverbank. It is intended that once the Offer becomes or is declared unconditional in all respects that Patrick McDonagh's letter of appointment as a non-executive director of Riverdeep will be cancelled and that he will become a director of Hertal.

14.3 It is proposed that options will be granted over Hertal Shares to certain senior employees. The grants will not be subject to performance conditions, but will instead be subject to vesting. The options will be granted to such individuals after the Offer is completed and will vest over a period of four years. The Hertal Share Option Scheme will allow for the issue of options over shares amounting to 12.5 per cent. of the fully diluted share capital of Hertal. Barry O'Callaghan and Patrick McDonagh will not be entitled to participate in the Hertal Share Option Scheme.

14.4 As set out in paragraph 8.6, all shareholders in Hertal (other than Alchemy Partners (Guernsey) and MSD Capital) will receive, in the event of and conditional upon a realisation (as defined in the new articles of association of Hertal) occuring within 5 years of the date of adoption of the new articles of association of Hertal, in aggregate a sum equal to 15 per cent. of the amount by which the aggregate proceeds received (in specified circumstances) by Alchemy Partners (Guernsey) and MSD Capital in respect of their interests in Hertal exceed 3 times the aggregate amount invested by Alchemy Partners (Guernsey) and MSD Capital.

15.       EXTRAORDINARY GENERAL MEETING

15.1 Under Rule 16 of the Irish Takeover Rules, the Panel has determined that the Offer shall be conditional upon the Management Arrangements being approved by the Independent Riverdeep Shareholders. Such Management Arrangements will be summarised in the Offer Document. The requisite resolutions will require the approval of not less than fifty per cent. of the votes cast by the Independent Riverdeep Shareholders entitled to vote at the EGM, voting either in person or by proxy.

15.2 Accordingly, it is intended that a notice convening the EGM at which the requisite resolutions to approve the said arrangements will be proposed, will be despatched with the Offer Document. The vote on the requisite resolutions at the EGM will be taken by a poll. In accordance with Rule 16 of the Irish Takeover Rules, Hertal, Barry O'Callaghan and Patrick McDonagh and their respective concert parties are not entitled to vote in respect of the said resolutions in respect of the 60,940,373 Riverdeep Shares owned or controlled by them.

15.3 The Independent Directors intend unanimously to recommend that all Independent Riverdeep Shareholders vote in favour of the resolutions to be proposed at the EGM relating to the Management Arrangements. Thomas W. Keaveney intends to vote in favour of the resolutions in respect of his beneficial holding of 133,330 Riverdeep Shares. Gail E. Pierson intends to vote in favour of the resolutions in respect of the Riverdeep Shares, if any, acquired by her on exercise of Riverdeep Share Options held by her. Credit Suisse First Boston and Davy Corporate Finance have advised the Independent Directors that the Management Arrangements are fair and reasonable, in the context of the Offer, so far as the Independent Riverdeep Shareholders are concerned.

16.       RIVERDEEP SHARE OPTION SCHEME

16.1 Riverdeep has resolved, in accordance with the rules of the Riverdeep Share Option Scheme, to send notice to all Riverdeep Option Holders, as soon as practicable following the despatch of the Offer Document, requesting them to exercise their Riverdeep Share Options, including Riverdeep Share Options which are not otherwise vested and exercisable, within 60 days following such notice. Riverdeep Share Options not so exercised will lapse upon the expiration of such 60 day period if the Offer becomes or is declared unconditional in all respects. The exercise of the Riverdeep Share Options and the acceleration of the vesting of such options pursuant to the notice of the Remuneration Committee will be conditional upon the Offer becoming or being declared unconditional in all respects.

16.2 The Offer will extend to any Riverdeep Shares unconditionally allotted or issued pursuant to the exercise of the Riverdeep Share Options. Appropriate proposals will also be made by Hertal to the Riverdeep Option Holders.

17.       DISCLOSURE OF INTERESTS IN RIVERDEEP

At the close of business on 17 January 2003, being the last practicable date prior to the date of this announcement, Hertal did not own any Riverdeep Shares. Pursuant to the Acquisition Agreements, Hertal will acquire 60,940,373 Riverdeep Shares. Details of the Riverdeep Shares and options over Riverdeep Shares owned or controlled by Hertal and its concert parties are set out in Appendix IV to this announcement.

18.       NON-SOLICITATION AND EXPENSES REIMBURSEMENT AGREEMENT

18.1 Riverdeep has entered into a non-solicitation and expenses reimbursement agreement, the terms of which have been approved by the Panel, whereby:

18.1.1 each of Barry O'Callaghan and Patrick McDonagh have irrevocably agreed with Riverdeep to accept (and procure that Hertal will accept) a Competing Offer from a Third Party Offeror on the terms set out in paragraphs 3.1 above;

18.1.2 Riverdeep has agreed, subject to the Irish Takeover Rules and the fiduciary duties of the Independent Directors, up to and including the date on which the Offer becomes unconditional in all respects, lapses or is withdrawn, not, without the consent of Hertal to directly solicit or initiate any approach with, or otherwise make any initial approach to any person with a view to a possible third party offer or scheme of arrangement. Riverdeep is however not restricted from dealing with an unsolicited approach or from continuing to deal with any approach initiated by Riverdeep prior to the date of this announcement; and

18.1.3 Riverdeep Inc. has agreed to pay a sum equal to all of Hertal's third party advisory expenses incurred in connection with the Offer up to an amount of one per cent. of the value of the Offer to Hertal in the event that:

     (a) If following the making of this announcement, the Independent Directors do not make the recommendation or if the Offer is made and is recommended for acceptance by the Independent Directors and the Independent Directors subsequently withdraw or adversely modify that recommendation (other than by reason of a failure by Hertal or its representatives to comply with its or their obligations under the Irish Takeover Rules) and, in either event, the Offer lapses or is withdrawn; or

     (b) if, following the making of this announcement, the Offer is not made (with the consent of the Irish Takeover Panel following the announcement of a higher recommended Third Party Offer) or, having been made, lapses or is withdrawn following a Third Party Offer which is recommended for acceptance by the Independent Directors being made pursuant to the Irish Takeover Rules.

18.2 The Independent Directors, Davy Corporate Finance and Credit Suisse First Boston have each confirmed in writing to the Panel that, in their respective opinions, the Non-Solicitation and Expenses Reimbursement Agreement is in the best interests of Riverdeep Shareholders.

19.       GENERAL

19.1 If the Offer becomes or is declared unconditional in all respects and sufficient acceptances have been received, Hertal intends to apply the provisions of Section 204 of the Companies Act, 1963 to acquire compulsorily any outstanding Riverdeep Shares not acquired or agreed to be acquired pursuant to the Offer or otherwise.

19.2 Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this announcement until the date of despatch of the Offer Document and thereafter while the Offer remains open for acceptance at the offices of Matheson Ormsby Prentice, 30 Herbert Street, Dublin 2:-

(a) the Non-Solicitation and Expenses Reimbursement Agreement; and

(b) the irrevocable undertakings referred to in Pre-condition 3.

19.3 Other than pursuant to the Acquisition Agreement, Hertal has undertaken not to purchase any Riverdeep Shares without the consent of the Independent Directors.

19.4 With regard to Riverdeep Shareholders and holders of Riverdeep ADSs who validly accept the Offer up to the time the Offer becomes or is declared unconditional in all respects and who do not elect to receive Hertal Shares pursuant to the Partial Share Alternative, the cash consideration will be despatched not later than 14 days after the Offer becomes or is declared unconditional in all respects, or thereafter within 14 days of receipt such acceptances of the Offer.

19.5 With regard to Riverdeep Shareholders and holders of Riverdeep ADSs who validly accept the Offer up to the time the Offer becomes or is declared unconditional in all respects and who elect to receive Hertal Shares pursuant to the Partial Share Alternative, the consideration will be despatched as follows:

19.5.1 the minimum amount of cash due to them will be despatched not later than 14 days after the Offer becomes or is declared unconditional in all respects, or thereafter not later than 14 days of receipt of their acceptance of the Offer.

19.5.2 the definitive certificates for any Hertal Shares to which accepting Riverdeep Shareholders or holders of Riverdeep ADSs (who have elected in whole or in part for the Partial Share Alternative) are entitled will be despatched by post not later than 28 days after the Offer becomes or is declared unconditional in all respects. To the extent that excess elections are scaled down, those Riverdeep Shareholders and holders of Riverdeep ADSs who have validly elected to receive Hertal Shares will instead receive additional cash consideration with their certificates.

19.6 The Offer is being made in US Dollars. Riverdeep Shareholders and holders of Riverdeep ADSs will be entitled to elect to receive their cash consideration in US Dollars or Euro. In default of election, the cash consideration will be paid in Euro. The actual amount of Euro received by a Riverdeep Shareholder or holder of Riverdeep ADSs will be calculated by reference to the relevant prevailing US$ / (euro) exchange rate on the date on which the Offer becomes or is declared unconditional in all respects.

19.7 As soon as it is appropriate and possible to do so, and subject to the Offer becoming or being declared unconditional in all respects, Hertal intends to apply for cancellation of the listing of Riverdeep Shares on the Irish Stock Exchange. It further intends, subject to compliance with the provisions of the Companies (Amendment) Act, 1983, to propose a resolution to re-register Riverdeep as a private company under the relevant provisions of the said Act. It is anticipated that the cancellation of listing and trading will take effect no earlier than 20 Business Days after the day on which the Offer becomes or is declared unconditional in all respects.

19.8 Goodbody Corporate Finance, which is regulated by the Central Bank of Ireland, is acting exclusively for Hertal and no one else in connection with the Offer and will not be responsible to anyone other than Hertal for providing the protections afforded to clients of Goodbody Corporate Finance nor for providing advice in relation to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

19.9 JPMorgan, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Hertal as financial adviser (within the meaning of the Rules of the Financial Services Authority) and for no one else in connection with the Offer or any other matter described herein and will not be responsible to anyone other than Hertal for providing the protections afforded to clients of JPMorgan or for providing advice in relation to the Offer, or any matter described herein.

19.10 Davy Corporate Finance, which is regulated by the Central Bank of Ireland, is acting exclusively for Riverdeep and no one else in connection with the Offer and will not be responsible to anyone other than Riverdeep for providing the protections afforded to clients of Davy Corporate Finance nor for providing advice in relation to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

19.11 Credit Suisse First Boston, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Riverdeep and no one else in connection with the Offer and will not be responsible to anyone other than Riverdeep for providing the protections afforded to clients of Credit Suisse First Boston, or for providing advice in relation to the Offer, the contents of this announcement or any transaction or arrangement referred to herein.

19.12 Barry O'Callaghan is a former employee of Credit Suisse First Boston, which is acting as an independent financial adviser to the Independent Directors.

19.13 Kyran McLaughlin is a director of Davy Corporate Finance. Davy Corporate Finance will be receiving a fee in connection with its role in providing independent advice to the Independent Directors. Accordingly under the Irish Takeover Rules he falls to be considered as a non-independent director.

19.14 Thomas W. Keaveney is a senior adviser to, but not an employee of, Credit Suisse First Boston. Credit Suisse First Boston will be receiving a fee in connection with its role in providing independent advice to the Independent Directors.

19.15 This  announcement  has been  approved  by  JPMorgan  for the  purposes of section 21 of the Financial Services and Markets Act 2000 of the United Kingdom.

19.16 The full text of the Pre-conditions is set out at Appendix I hereto; the full text of the conditions and reference to certain further terms of the Offer are set out in Appendix II hereto; the sources and bases of the information set out in this announcement are set out in Appendix III hereto, information on the holding of Riverdeep Shares and options over Riverdeep Shares by Hertal and its concert parties is set out in Appendix IV hereto and the definitions of certain expressions used in this announcement are contained in Appendix V hereto. The appendices form part of this announcement.

19.17 Riverdeep had a secondary listing on the Irish Stock Exchange until close of business on 3 October 2002. For this reason, Riverdeep was not subject to the same regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange including the requirement that certain transactions require the approval of shareholders. With effect from close of business on 3 October 2002, the Company has had a primary listing on the Irish Stock Exchange. For further information, shareholders should consult their own financial adviser.

19.18 This announcement does not constitute an invitation to subscribe for, or an offer to purchase, any securities.

19.19 Any person who is the holder of 1 per cent. or more of any class of shares in Riverdeep or Hertal may be required to make disclosures pursuant to Rule 8.3 of the Irish Takeover Rules.

20.       RESPONSIBILITY

20.1 The directors of Hertal, acting in their capacity as such and the directors of Alchemy Partners (Guernsey), acting in their capacity as such, accept responsibility for the information contained in this announcement, save for that relating to Riverdeep, the Riverdeep Group, the directors of Riverdeep and members of their respective immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Hertal and the directors of Alchemy Partners (Guernsey) (all of whom have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

20.2 The directors of Riverdeep, acting in their capacity as such, accept responsibility for the information contained in this announcement relating to Riverdeep, the Riverdeep Group, the directors of Riverdeep and members of their respective immediate families, related trusts and persons connected with them, except for the recommendations and related opinions of the Independent Directors (the "Riverdeep Information"). The Independent Directors accept responsibility for the recommendations and the related opinions of the Independent Directors contained in this announcement. To the best of the knowledge and belief of the directors of Riverdeep and the Independent Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they respectively accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

20.3 Barry O'Callaghan and Patrick McDonagh acting in their capacity as directors of Riverdeep, accept responsibility for the Riverdeep Information and accept responsibility for all other information contained in this announcement. To the best of the knowledge and belief of Barry O'Callaghan and Patrick McDonagh (each of whom has taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

                                   Appendix I

                                 Pre-conditions

The  making  of  the  Offer  is  subject  to   satisfaction   of  the  following
pre-conditions:

1. that Patrick McDonagh, Barry O'Callaghan and Lifetime Learning Limited enter into the Acquisition Agreements;

2. that Patrick McDonagh enters into an underwriting agreement with Hertal whereby to the extent that Riverdeep Shareholders or holders of Riverdeep ADSs do not elect to accept the Partial Share Alternative so that Hertal Shares are not subscribed for pursuant to elections for the Partial Share Alternative, Patrick McDonagh will subscribe for such Hertal Shares not subscribed for at the Offer Price; and

3. the receipt by Hertal of:-

(a) an irrevocable undertaking from Thomas W. Keaveney to accept the Offer and vote in favour of the resolutions to be proposed at the EGM in respect of the 133,330 Riverdeep Shares held by him; and

(b) an irrevocable undertaking from Gail E. Pierson to accept the Offer and vote in favour of the resolutions to be proposed at the EGM in respect of any Riverdeep Shares acquired by her on exercise of any of the 2,350,000 Riverdeep Share Options held by her in a form in each case satisfactory to Hertal, by 1.00 p.m. on 20 January, 2003.

                                   APPENDIX II

              CONDITIONS TO AND CERTAIN FURTHER TERMS OF THE OFFER

The Offer which will be made by Hertal will comply with the Irish Takeover Rules and the rules and regulations of the Irish Stock Exchange. The Offer, and any acceptances thereunder, will be governed by Irish law and will be subject to the non-exclusive jurisdiction of the courts of Ireland and to the terms and conditions set out below, and to be set out in the Offer Document and in the Acceptance Documents.

1. For the purposes of the conditions and certain further terms set out in this Appendix II:

     (a) "Disclosed" means fairly disclosed by or on behalf of Riverdeep to Hertal, Goodbody Corporate Finance or JPMorgan or their respective employees, officers or advisers at any time up to 20 January 2003;

     (b) "initial closing date" means 3.00 p.m. (Dublin time), 10.00 a.m. (New York City time) on the date fixed by Hertal as the first closing date of the Offer, unless and until Hertal in its discretion shall have extended the initial offer period, in which case the term "initial closing date" shall mean the latest time and date at which the initial offer period, as so extended by Hertal, will expire or, if earlier, the date on which the Offer becomes or is declared unconditional in all respects;

     (c) "initial offer period" means the period from the date of despatch of the Offer Document to and including the initial closing date;

     (d)  "parent   undertaking",    "subsidiary    undertaking",    "associated
          undertaking" and "undertaking" have the meanings given by the European Communities (Companies: Group Accounts) Regulations, 1992; and

2.   The Offer will be subject to the following conditions:

     (a) valid acceptances being received (and not, where permitted, withdrawn) by no later than 3.00 p.m. (Dublin time), 10.00 a.m. (New York City time) on Day 21, the initial closing date, (or such later time(s) and/or date(s) as Hertal may, subject to the Irish Takeover Rules, decide) in respect of not less than 80 per cent. (or such lesser percentage as Hertal may decide) in nominal value of the Riverdeep Shares Affected, provided that this condition shall not be satisfied unless Hertal shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Riverdeep Shares carrying, in aggregate, more than 50 per cent. of the voting rights then exercisable at a general meeting of Riverdeep.

          For the purposes of this condition:

          (i) any Riverdeep Shares which have been unconditionally allotted shall be deemed to carry the voting rights they will carry upon their being entered in the register of members of Riverdeep; and

          (ii) the expression "Riverdeep Shares Affected" shall mean:

               (1) Riverdeep Shares issued or allotted on or before the date of despatch of the Offer Document; and

               (2) Riverdeep Shares issued or allotted after that date but before the time at which the Offer closes, or such earlier date as Hertal may, subject to the Irish Takeover Rules, decide (not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the initial closing date);

               but excluding any Riverdeep Shares which, on the date of despatch of the Offer Document, are held in the beneficial ownership of Hertal within the meaning of Section 204 of the Companies Act, 1963;

     (b) valid acceptances having been received (and not, where permitted, withdrawn) from not less than 75 per cent. (or such lesser percentage as Hertal may decide) of the holders of Riverdeep Shares Affected calculated by reference to the following dates:

          (i)  the date of despatch of the Offer Document;

          (ii) the date on which condition 2(a) is satisfied; and

          (iii) the date on which the Offer ceases to be open for acceptance.

          For the purpose of this condition (b), "Riverdeep Shares Affected" on any date shall mean the fully paid ordinary shares of US$.10 each in the capital of Riverdeep issued or allotted on or before that date but excluding any such shares which, on the date of despatch of the Offer Document, are held in the beneficial ownership of Hertal within the meaning of Section 204 of the Companies Act, 1963;

     (c) all filings having been made and all applicable waiting periods under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, of the United States and the regulations thereunder having terminated or expired, in each case in connection with the Offer;

     (d) no government or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, including any national anti-trust or merger control authorities, court, tribunal, or any analogous body whatsoever in any jurisdiction ("Third Parties" and each a "Third Party") having decided to take, institute or implement any action, proceeding, suit, investigation, enquiry or reference or having made, proposed or enacted any statute, regulation or order or having done or decided to do anything which would or would reasonably be expected to:

          (i) make the Offer or its implementation, or the acquisition or the proposed acquisition by Hertal of any shares in, or control of, Riverdeep, or any of the assets of Riverdeep void, illegal or unenforceable under the laws of any jurisdiction in which
               Riverdeep or any subsidiary or subsidiary undertaking of Riverdeep which is material in the context of the Riverdeep Group taken as a whole (a "Material Subsidiary") is incorporated or carries on a business which is material in the context of the Riverdeep Group taken as a whole, or otherwise, directly or indirectly, restrain, revoke, prohibit, materially restrict or materially delay the same or impose additional or different conditions or obligations with respect thereto (except for conditions or obligations that would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole), or otherwise challenge or interfere therewith (except where the result of such challenge or interference would not have, or would not reasonably be expected to have, a material adverse effect on the Wider Riverdeep Group taken as a whole);

         (ii) result in a material delay in the ability of Hertal, or render Hertal unable, to acquire some or all of the Riverdeep Shares or require a divestiture by Hertal of any shares in Riverdeep;

        (iii) (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole) require the divestiture by Hertal or by any member of the Wider Riverdeep Group of all or any portion of the business, assets, shares or property of the Wider Riverdeep Group or (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole) impose any material limitation on the ability of any member of the Wider Riverdeep Group to conduct its business or own its assets or properties or any part thereof;

         (iv) (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole) impose any material limitation on or result in a material delay in the ability of Hertal to acquire, or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares (or the equivalent) in, or to exercise voting or management control over, Riverdeep or any Material Subsidiary or (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole) on the ability of any member of the Wider Riverdeep Group to hold or exercise effectively, directly or indirectly, rights of ownership of shares (or the equivalent) in, or to exercise rights of voting or management control over, any member of the Wider Riverdeep Group;

          (v) (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole) require Hertal or any member of the Wider Riverdeep Group to acquire or offer to acquire any shares or other securities (or the equivalent) in, or any interest in any asset of any member of the Wider Riverdeep Group owned by any third party;

         (vi) impose any limitation on the ability of any member of the Riverdeep Group to integrate or co-ordinate its business, or any part of it, with the businesses of any member of the Wider Riverdeep Group (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole);

        (vii) cause any member of the Wider Riverdeep Group to cease to be entitled to any Authorisation (as defined in paragraph 2(e) below) used by it in the carrying on of its business (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole); or

       (viii) otherwise adversely affect the business, profits, assets, liabilities, financial or trading position of any member of the Wider Riverdeep Group (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole);

     (e) all necessary notifications and filings having been made, all necessary waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction in which Riverdeep or a Material Subsidiary shall be incorporated or carry on any business which is material in the context of the

          Riverdeep Group taken as a whole having expired, lapsed or having been terminated (as appropriate) (save to an extent which would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole) and all statutory or regulatory obligations in any jurisdiction in which Riverdeep or a Material Subsidiary shall be incorporated or carry on any business which is material in the context of the Wider Riverdeep Group taken as a whole having been complied with (save to an extent which would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole), in each case, in connection with the Offer or its implementation and all authorisations, orders, recognitions, grants, consents, clearances, confirmations, licences, permissions and approvals in any jurisdiction ("Authorisations") reasonably deemed necessary or appropriate by Hertal for or in respect of the Offer having been obtained on terms and in a form reasonably satisfactory to Hertal from all appropriate Third Parties (except where the consequence of the absence of any such Authorisation would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole), all such Authorisations remaining in full force and effect, .there being no notified intention to revoke or vary or not to renew the same at the time at which the Offer becomes otherwise unconditional and all necessary statutory or regulatory obligations in any such jurisdiction having been complied with (except where the consequence thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole);

     (f) all applicable waiting periods and any other time periods during which any Third Party could, in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in, or control of, Riverdeep or any member of the
          Riverdeep Group by Hertal, institute or implement any action, proceedings, suit, investigation, enquiry or reference under the laws of any jurisdiction in which Riverdeep or a Material Subsidiary shall be incorporated or carry on any business which is material in the context of the Wider Riverdeep Group taken as a whole which would be reasonably expected adversely to affect (to an extent which would be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole) any member of the Riverdeep Group, having expired, lapsed or been terminated;

     (g) the resolution of Riverdeep Shareholders to approve, for the purposes of Rule 16 of the Irish Takeover Rules, the arrangements and understandings between the Management Team, senior employees and Hertal which are summarised in the Offer Document, having been duly passed at the EGM;

     (h) except as Disclosed, there being no provision of any arrangement, agreement, licence, permit, franchise, facility, lease or other instrument to which any member of the Wider Riverdeep Group is a party or by or to which any such member or any of its respective assets may be bound, entitled or be subject and which, in consequence of the Offer or the acquisition or proposed acquisition by Hertal of any shares or other securities (or the equivalent) in or control of, Riverdeep or any member of the Riverdeep Group or because of a change in the control of Riverdeep, would or would be reasonably expected to result in (except where, in any of the following cases, the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as whole):

          (i) any monies borrowed by, or any indebtedness or liability (actual or contingent) of, or any grant available to any member of the Wider Riverdeep Group becoming, or becoming capable of being declared, repayable immediately or prior to their or its stated maturity;

         (ii) the creation or enforcement of any mortgage, charge or other security interest wherever existing or having arisen over the whole or any part of the business, property or assets of any member of the Wider Riverdeep Group or any such mortgage, charge or other security interest becoming enforceable;

        (iii) any such arrangement, agreement, licence, permit, franchise, facility, lease or other instrument or the rights, liabilities, obligations or interests of any member of the Wider Riverdeep Group thereunder being terminated or adversely modified or any adverse action being taken or any obligation or liability arising thereunder;

         (iv) any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider Riverdeep Group being, or falling to be, disposed of or charged, or ceasing to be available to any member of the Wider Riverdeep Group or any right arising under which any such asset or interest would be required to be disposed of or charged or would cease to be available to any member of the Wider Riverdeep Group, otherwise than in the ordinary course of business;

          (v) the value of, or financial or trading position of any member of the Wider Riverdeep Group being prejudiced or adversely affected; or

         (vi)  the  creation  of  any  liability  or   liabilities   (actual  or
               contingent) by any member of the Wider Riverdeep Group;

          unless, if any such provision exists, such provision shall have been waived, modified or amended on terms satisfactory to Hertal;

     (i) save as Disclosed or as publicly announced (by the delivery of an announcement to the Irish Stock Exchange, Nasdaq or the SEC or by any filing with the SEC which is available to the public) by Riverdeep prior to the date of this announcement, no member of the Wider Riverdeep Group having, since 30 June 2002:

          (i) (save for shares issued on exercise of options pursuant to the Riverdeep Share Option Scheme) issued or agreed to issue additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible or exchangeable securities (except for (1) issues to Riverdeep or any material wholly-owned subsidiaries of Riverdeep or (2) issues which are not material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole);

         (ii) recommended, declared, paid or made any bonus, dividend or other distribution other than bonuses, dividends or other distributions lawfully paid or made to another member of the Riverdeep Group or which are not material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole;

        (iii) save for transactions between two or more members of the Riverdeep Group ("intra-Riverdeep Group transactions"), made or proposed any change in its loan capital (save in respect of loan capital which is not material (in value or other terms) in the context of the Wider Riverdeep Group taken as a whole);

         (iv) save for intra-Riverdeep Group transactions, implemented any merger, demerger, reconstruction, amalgamation, scheme or (except in the ordinary and usual course of trading) acquisition or disposal of (or of any interest in) assets or shares (or the equivalent thereof) in any undertaking or undertakings (except in any such case where the consequences of any such merger, demerger, reconstruction, amalgamation, scheme, acquisition or disposal would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole);

          (v) except in the ordinary and usual course of business, entered into or materially improved, or made any offer (which remains open for acceptance) to enter into or materially improve, the terms of the employment contract with any director of Riverdeep or any person occupying one of the senior executive positions in the Riverdeep Group;

         (vi) except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole, issued any loan capital or debentures or (save in the ordinary course of business and save for intra-Riverdeep Group transactions) incurred any indebtedness or contingent liability;

        (vii) except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole, purchased, redeemed or repaid any of its own shares or other securities (or the equivalent thereof) or reduced or made any other change to any part of its share capital;

       (viii) except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole: (1) merged with any body corporate, partnership or business (save for intra-Riverdeep Group transactions); or (2) save for intra-Riverdeep Group transactions, acquired or disposed of, transferred, mortgaged or encumbered any material assets or any right, title or interest in any material asset (including shares and trade investments);

         (ix) except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole, entered into or varied any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term (meaning in excess of 3 years), onerous or unusual nature or magnitude;

          (x) entered into or varied any contract, transaction or arrangement otherwise than in the ordinary and usual course of business (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole);

         (xi) save in the ordinary course of business, entered into or varied any contract, transaction, arrangement or commitment which would be restrictive on the business of any member of the Riverdeep Group (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole);

        (xii) waived or compromised any claim which would be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole;

       (xiii) except in respect of any member of the Wider Riverdeep Group other than Riverdeep itself, where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole and so that this exception shall not apply in respect of any of the following events occurring in respect of Riverdeep itself, been unable or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or (except as a result of an intra-Riverdeep Group transaction or (or otherwise than in the case of Riverdeep itself) where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole), ceased to carry on all or a substantial part of any business;

        (xiv) except in respect of any member of the Wider Riverdeep Group other than Riverdeep itself, where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole and so that this exception shall not apply in respect of any of the following events occurring in respect of Riverdeep itself: (1) save for voluntary solvent liquidations, taken any corporate action or had any legal proceedings instituted against it in respect of its winding-up, dissolution, examination or reorganisation or for the appointment of a receiver, examiner, administrator, administrative receiver, trustee or similar officer of all or any part of its assets or revenues; (2) taken any corporate action or had any analogous proceedings instituted against it in any jurisdiction in respect of its winding-up, dissolution, examination or reorganisation; or (3) appointed any analogous person in any jurisdiction in which Riverdeep or any Material Subsidiary shall be incorporated or carry on any business which is material (in value terms or otherwise), in the context of the Wider Riverdeep Group taken as a whole; or

         (xv) entered into any agreement, contract or commitment to effect any of the transactions, matters or events set out in this condition (without prejudice to the exceptions to each paragraph with regard to materiality and other matters);

     (j) save as Disclosed or as publicly announced by Riverdeep (by the delivery of an announcement to the Irish Stock Exchange, Nasdaq or the SEC or by any filing with the SEC which is available to the public) prior to the date of this announcement, since 30 June 2002:

          (i) there not having arisen any adverse change or deterioration in the business, assets, financial or trading position or profits of Riverdeep or any member of the Wider Riverdeep Group (save to an extent which would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole);

         (ii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Riverdeep Group or any director of any member of the Riverdeep Group or any of their respective advisers is or would reasonably be expected to become a party (whether as plaintiff or defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Wider Riverdeep Group having been instituted or remaining outstanding (save where the consequences of such litigation, arbitration proceedings, prosecution or other legal proceedings or investigation are not or would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole or in the context of the implementation of the Offer); and

        (iii) no contingent or other liability existing or having arisen (other than in the ordinary course of business) which would reasonably be expected to affect adversely any member of the Wider Riverdeep Group (save where such liability is not or would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole);

     (k) Hertal not having discovered that any financial, business or other information (other than forward looking information) concerning the Wider Riverdeep Group, which is material in the context of the Wider Riverdeep Group taken as a whole, which has been Disclosed on or after 8 November 2002 is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading (save where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Riverdeep Group taken as a whole);

3. Subject to the requirements of the Panel, Hertal will reserve the right (but shall be under no obligation) to waive, in whole or in part all or any of the above conditions apart from conditions 2(a), (c) and (g), above.

4. The Offer will lapse unless all of the conditions set out above have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Hertal to be or to remain satisfied on the day which is 21 days after the later of the initial closing date, the date on which condition 2(a) is fulfilled or such later date as Hertal may, with the consent of the Panel (to the extent required) decide. Except for condition 2(a), Hertal shall not be obliged to waive (if capable of waiver) or treat as satisfied any condition by a date earlier than the latest day for the fulfilment of all conditions referred to in the previous sentence, notwithstanding that any other condition of the Offer may at such earlier date have been waived or fulfilled or that there are at such earlier dates no circumstances indicating that the relevant condition may not be capable of fulfilment.

                                  APPENDIX III

                        SOURCES AND BASES OF INFORMATION

1 Unless otherwise stated, financial information concerning Riverdeep has been extracted from the annual report and accounts of Riverdeep for the year ended 30 June 2002.

2 The value of the ordinary share capital of Riverdeep is based upon 241,833,322 Riverdeep Shares in issue.

3 Riverdeep Share prices are sourced from the Daily Official List of the Irish Stock Exchange.

4 The US$/(euro)exchange rate on 17 January 2003 at 5.00 pm Irish time is sourced from Bloomberg.

                                   APPENDIX IV

                             INTERESTS IN RIVERDEEP

As at the close of business on 17 January 2003, being the last practicable date to obtain the information prior to the date of this announcement, Hertal and its concert parties owned or controlled the following Riverdeep Shares and options over Riverdeep Shares:

NAME                                    NUMBER OF RIVERDEEP ADSS                   NUMBER OF RIVERDEEP SHARES

Directors
Patrick McDonagh                                      -                                   45,814,407

Lifetime    Learning    Limited   (the                -                                    4,300,000
trustee  of a trust of  which  Patrick
McDonagh is a beneficiary)

Barry O'Callaghan                                     -                                   10,825,966

Advisers
Goodbody Stockbrokers                                                                        238,941

J.P. Morgan Securities                                -                                          175

The following Riverdeep Share Options have been granted to members of Hertal's management team and remain exercisable under the Riverdeep Share Option Scheme:

NAME                              EXERCISE PRICE (US$)     NUMBER OF SHARES

Barry O'Callaghan                           3.33                  3,000,000
                                            3.12                    600,000
                                            3.00                  3,000,000
                                            4.04                    600,000

Anthony Mulderry                            3.30                    600,000
                                            4.00                    300,000

Save as enclosed in this announcement, neither Hertal nor, as far as Hertal is aware, any party acting in concert with Hertal, owns or controls any Riverdeep Shares or Riverdeep ADSs or holds any options to purchase Riverdeep Shares or Riverdeep ADSs or to subscribe for new Riverdeep Shares or Riverdeep ADSs or has entered into any outstanding derivative referenced to any Riverdeep Shares or Riverdeep ADSs.

                                   APPENDIX V

                                   DEFINITIONS

The following definitions apply throughout this announcement, unless the context requires otherwise:

"Acceptance Documents"             with respect to Riverdeep  Shareholders,  the
                                   Form of Acceptance and, with respect to holders of Riverdeep ADSs, the Letter of Transmittal to accompany the Offer Document;

"Acquisition Agreements"           the  agreements to be entered into  following
                                   this  announcement   between  each  of  Barry
                                   O'Callaghan,   Patrick   McDonagh,   Lifetime
                                   Learning Limited and Hertal, further details of which are set out at paragraph 8.4 hereof;

"Alchemy Investment Plan"          the  discretionary  funds  managed by Alchemy
                                   Partners  (Guernsey) with advice from Alchemy
                                   Partners; Alchemy Partners LLP, being the limited liability partnership which

"Alchemy Partners"                 provides   investment   advice   to   Alchemy
                                   Partners (Guernsey);

"Alchemy Partners (Guernsey)"      Alchemy  Partners  (Guernsey)  Limited,   the
                                   manager of the Alchemy Investment Plan;

"Australia"                        the  Commonwealth  of Australia,  its states,
                                   territories and possessions;

"Business Day"                     a day,  other than a Saturday  or Sunday,  on
                                   which clearing banks are normally open for business in Dublin;

"Canada" Canada, its provinces, territories and all areas subject to its jurisdiction and any political sub-division thereof;

"Cash Offer"                       the  recommended  pre-conditional  cash offer
                                   for the entire issued, and to be issued, share capital of Riverdeep (other than that beneficially owned by Hertal on the date of despatch of the Offer Document) subject to the conditions set out in this announcement and to be set out in the Offer Document and Acceptance Documents;

"Closing Price"                    the last dealt  price or the  closing  middle
                                   market   quotation  (as   appropriate)  of  a
                                   Riverdeep  Share as  derived  from the  Daily
                                   Official List;

"Competing Offer"                  shall have the meaning  defined in  paragraph
                                   3.1;

"Credit Suisse First Boston"       Credit Suisse First Boston (Europe)  Limited,
                                   a private limited company incorporated in England;

"Daily Official List"              the Daily  Official  List of the Irish  Stock
                                   Exchange;

"Davy Corporate Finance"           Davy  Corporate  Finance  Limited,  a private
                                   limited company incorporated in Ireland;

"Day 21" the 21st day following the date of despatch of the Offer Document;

"EGM" the extraordinary general meeting of the Company, notice of which will be despatched with the Offer Document at which resolutions pertaining to certain of the matters set out at paragraph 14 hereof will be proposed;

"Euro" or "(euro)"                 the  lawful  currency  for the time  being of
                                   Ireland;

"Form of Acceptance"               the   form  of   acceptance,   election   and
                                   authority relating to the Offer to accompany the Offer Document for use by Riverdeep
                                   Shareholders (but not for use by holders of Riverdeep ADSs);

"Goodbody Corporate Finance"       Goodbody   Corporate   Finance,   a   private
                                   unlimited company incorporated in Ireland with share capital;

"Hertal" or "Offeror"              Hertal  Acquisitions  plc,  a public  limited
                                   company incorporated in Ireland;

"Hertal Share Option Scheme"       proposed  new share  option  arrangements  of
                                   Hertal to be put in place upon successful completion of the Offer;

"Hertal Shareholders Agreement"    the   shareholder   agreement   entered  into
                                   between,  among  others,  Barry  O'Callaghan,
                                   Patrick McDonagh, Lifetime Learning Limited and Alchemy Partners (Guernsey) with regard to Hertal;

"Hertal Shares"                    the  existing   issued  fully  paid  ordinary
                                   shares of US$0.01 each in the capital of Hertal, any further such shares which are unconditionally allotted or issued after the date hereof and before the Offer closes and any such shares which are to be issued pursuant to the Partial Share Alternative
                                   (and each a "Hertal Share");

"Independent Directors"            the directors of Riverdeep,  other than Barry
                                   O'Callaghan and Patrick McDonagh, who are connected with Hertal, and Kyran McLaughlin who is a director of Davy Corporate Finance;

"Independent Riverdeep
Shareholders"                      Riverdeep  Shareholders  other  than  Hertal,
                                   Barry O'Callaghan and Patrick McDonagh and their respective concert parties;

"Ireland"                          Ireland (excluding  Northern Ireland) and the
                                   word Irish shall be construed accordingly;

"Irish Stock Exchange"             The Irish Stock Exchange Limited;

"Irish Takeover Act"               Irish Takeover Panel Act, 1997;

"Irish Takeover Rules"             the Irish Takeover Panel Act, 1997,  Takeover
                                   Rules, 2001 and the Irish Takeover Panel Act,
                                   1997, Substantial Acquisition Rules, 2001;

"JPMorgan"                         J.P.  Morgan  plc, a public  limited  company
                                   incorporated in the United Kingdom;

"Letter of Transmittal"            the  letter of  transmittal  relating  to the
                                   Offer to accompany the Offer Document for use by holders of Riverdeep ADSs evidenced by Riverdeep ADRs (but not for use by Riverdeep
                                   Shareholders);

"Management Team"                  Barry O'Callaghan and Patrick McDonagh;

"Management Undertaking"           has the meaning  given to that  expression in
                                   paragraph 3.1;

"Management Undertaking
Period" the earlier of 31 days following the date of this Announcement (such 31 day period to exclude the date of this Announcement) and 21 days following the date of the dispatch of the Offer Document (such 21 day period to exclude the date of despatch of the Offer Document);

"MSD Capital"                      MSD Portfolio  L.P. -  Investments  acting by
                                   its general partner MSD Capital, L.P. for its own account and as nominee for other accounts managed by MSD Capital, L.P.;

"Nasdaq"                           Nasdaq Stock Market, Inc.;

"Non-Solicitation and Expenses
Reimbursement Agreement"           the agreement  described in  paragraphs  18.1
                                   and 18.2 hereof;

"Offer"                            the  Cash   Offer  and  the   Partial   Share
                                   Alternative;

"Offer Document"                   the  document  which  will be  despatched  to
                                   Riverdeep   Shareholders   and   holders   of
                                   Riverdeep ADSs and, for information only, to Riverdeep Option Holders, detailing the terms and conditions of the Offer;

"Offer Price"                      US$1.51 being the price per  Riverdeep  Share
                                   payable pursuant to the Cash Offer;

"Panel" the Irish Takeover Panel established under the Irish Takeover Act;

"Partial Share Alternative"        the alternative to the Cash Offer under which
                                   Riverdeep   Shareholders   and   holders   of
                                   Riverdeep  ADSs who  accept the Offer will be
                                   able to receive in  aggregate 1 Hertal  Share
                                   for every  Riverdeep Share held by them and 6
                                   Hertal Shares for every Riverdeep ADS held by
                                   them  as an  alternative  to all or  part  of
                                   their  entitlement  to cash  under  the  Cash
                                   Offer,  subject  to the  terms  of the  Offer
                                   whereby   elections  for  the  Partial  Share
                                   Alternative may be scaled down;

"Pre-conditions"                   the pre-conditions to making the Offer as set
                                   out   in    Appendix    I    (and    each   a
                                   "Pre-condition");

"Riverdeep" or the "Company"       Riverdeep Group plc;

"Riverdeep ADSs"                   American  Depository Shares issued in respect
                                   of Riverdeep  Shares,  each  representing six
                                   Riverdeep   Shares  (and  each  a  "Riverdeep
                                   ADS");

"Riverdeep Group" or "Group"       Riverdeep   Group  plc  and  its   subsidiary
                                   undertakings  (as such term is defined in the
                                   European   Communities   (Companies:    Group
                                   Accounts) Regulations, 1992);

"Riverdeep Option Holders"         the holder of Riverdeep Share Options;

"Riverdeep Shareholders"           the holders of Riverdeep Shares;

"Riverdeep Share Options"          options to  subscribe  for  Riverdeep  Shares
                                   pursuant  to  the   Riverdeep   Share  Option
                                   Scheme;

"Riverdeep Share Option Scheme"    the Riverdeep Group Plc Share Option Scheme;

"Riverdeep Shares"                 the  existing   issued  fully  paid  ordinary
                                   shares  of  US$0.10  each in the  capital  of
                                   Riverdeep  and any further  such shares which
                                   are unconditionally  allotted or issued after
                                   the date  hereof and before the Offer  closes
                                   (or before  such  other  time as the  Offeror
                                   may,  subject  to the Irish  Takeover  Rules,
                                   decide  in  accordance  with  the  terms  and
                                   conditions   of  the   Offer)   (and  each  a
                                   "Riverdeep Share");

"SEC"                              the US Securities and Exchange Commission;

"Third Party Offer"                any offer to acquire all or substantially all
                                   of the issued  share  capital of Riverdeep or
                                   an acquisition of all, or substantially  all,
                                   of the issued  share  capital of Riverdeep to
                                   be   effected   by   way  of  a   scheme   of
                                   arrangement;

"Third Party Offeror"              a party,  other than Hertal, or any associate
                                   or concert party of Hertal or of an associate or concert party of Hertal for the purposes of the Irish Takeover Rules;

"Underwriting Agreement"           the   underwriting   agreement   referred  in
                                   Pre-condition 2;

"United Kingdom" or "UK"           the  United  Kingdom  of  Great  Britain  and
                                   Northern Ireland;

"United States" or "US"            the United States of America, its territories
                                   and  possessions,  any  state  of the  United
                                   States  of  America   and  the   District  of
                                   Columbia and any other area, subject to its jurisdiction;

"US$" or "US Dollars"              US dollars, the lawful currency of the United
                                   States;

"Wider Riverdeep Group"            Riverdeep and its subsidiary undertakings.

Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

Words importing the singular shall include the plural and vice versa and words importing the masculine shall include the feminine or neutral gender.